Exhibit 1

$8,065,547.49	July 21, 2022

Lender:	SALT POND HOLDINGS, LLC

Borrower:	E. ELAINE ERBEY

PROMISSORY NOTE

FOR VALUE RECEIVED, E. ELAINE ERBEY (the “Borrower”), promises to pay to the order of SALT POND HOLDINGS, LLC (the “Lender”), the sum Eight Million Sixty-five Thousand Five Hundred Forty-seven and 49/100 Dollars ($8,065,547.49) plus interest at the annual rate of Two and Fifty-one Hundredths percent (2.51%) compounded annually, on any and all principal amounts remaining unpaid hereunder from time to time from the date hereof until payment in full of all amounts due hereunder. If any interest is not paid when due, it shall then be added to principal and interest at the rate aforesaid shall accrue thereon. Payment of all outstanding principal and interest shall be due and payable on the 20th of July 2027 (the “Maturity Date”).

This Promissory Note may be prepaid in whole or in part without additional fee or penalty. All payments made upon this Promissory Note shall be applied first to the payment of accrued interest and secondly late fees and then principal.

This Promissory Note is intended to be a “qualified obligation” pursuant to Internal Revenue Code § 679, Treasury Regulations § 1.679-4(d)(1), and Internal Revenue Service Notice 97-34. Thus, (i) this Promissory Note is reduced to writing by an express written agreement; (ii) the terms of this Promissory Note does not exceed five years; (iii) all payments on this Promissory Note are denominated in U.S. dollars; (iv) the yield to maturity is not less than 100 percent of the applicable Federal rate and not greater that 130 percent of the applicable Federal rate in effect for the day on which the Promissory Note is issued; (v) the U.S. person has or will extend the period for assessment of any income or transfer tax attributable to the transfer and any consequential income tax changes for each year that the Promissory Note is outstanding, to a date not earlier than three years after the maturity date of the Promissory Note; and (vi) the U.S. person reports the status of the Promissory Note, including principal and interest payments, on Form 3520 for every year that the Promissory Note is outstanding.

Lender shall have and may exercise any and all rights and remedies available at law or in equity, and in addition to and not in limitation of the foregoing, Borrower further agrees, subject only to the limitations imposed by applicable law, to pay all expenses (including reasonable attorneys’ fees) incurred by Lender in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by declaration or otherwise, and any such unpaid expenses shall be added to the principal amount due hereunder.

In the event any one or more of the provisions of this Promissory Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event any one or more of the provisions of this Promissory Note operate or would prospectively operate to invalidate this Promissory Note, then, and in either of such events, such provision or provisions only shall be deemed null and void and shall not affect any other provision of this Promissory Note, and the remaining provisions of this Promissory Note shall remain operative and in full force and effect.

This Promissory Note is secured by a Pledge Agreement granted as of the date hereof by Borrower to Lender.

This Promissory Note has been executed and delivered in the United States Virgin Islands, and shall be governed by and construed in accordance with the internal laws of the state of Florida.

Borrower expressly waives presentment, demand for payment, dishonor, notice of dishonor, protest, notice of protest and other formalities.

Executed as an instrument under seal.

ACKNOWLEDGED BY:

Lender:		Borrower:

SALT POND HOLDINGS, LLC, a US		E. ELAINE ERBEY
Virgin Islands limited liability company

By:	Erbey Holding Corporation, Inc., a	/s/ E. Elaine Erbey
Delaware corporation, shareholder		E. Elaine Erbey, individually

By:	/s/ William C. Erbey
William C. Erbey, President

By:	Christiansted Trust, shareholder

By:	/s/ John Richard Erbey
John Richard Erbey, Co-Trustee

By:	/s/ John R. Erbey, II
John R. Erbey, II, Co-Trustee